

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005
T +1 212 656 5614
Benjamin.Sawyer@theice.com

January 16, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Common Shares of Beneficial Interest, $.01 par value per share, of Amplify Transformational Data Sharing ETF of Amplify ETF Trust under the Exchange Act of 1934.

Sincerely,